CUSIP No. 58549G 100	Page 1 of 10 Pages

SCHEDULE 13D

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Melinta Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

58549G 100

(CUSIP Number)

Anna Kim, Esq.

Vatera Healthcare Partners LLC

c/o Vatera Holdings LLC

499 Park Ave, 23rd Floor

New York, NY 10022

(212) 590-2950

With a copy to:

Gordon R. Caplan, Esq.

Sean M. Ewen, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

212-728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58549G 100	Page 2 of 10 Pages

SCHEDULE 13D

CUSIP No. – 58549G 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vatera Healthcare Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,729,459
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,729,459

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,729,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.7% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculations are based upon approximately 21.9 million shares of Common Stock of the Issuer outstanding as of November 3, 2017, as reported in the Issuer’s Form 8-K dated November 3, 2017.

CUSIP No. 58549G 100	Page 3 of 10 Pages

CUSIP No. – 58549G 100

NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vatera Holdings LLC
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
SEC USE ONLY
SOURCE OF FUNDS N/A
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,729,459
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,729,459
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,729,459
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.7% (1)
TYPE OF REPORTING PERSON OO

(1)	Calculations are based upon approximately 21.9 million shares of Common Stock of the Issuer outstanding as of November 3, 2017, as reported in the Issuer’s Form 8-K dated November 3, 2017.

CUSIP No. 58549G 100	Page 4 of 10 Pages

CUSIP No. – 58549G 100

NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kevin Ferro
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
SEC USE ONLY
SOURCE OF FUNDS N/A
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,729,459
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,729,459
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,729,459
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.7% (1)
TYPE OF REPORTING PERSON IN

(1)	Calculations are based upon approximately 21.9 million shares of Common Stock of the Issuer outstanding as of November 3, 2017, as reported in the Issuer’s Form 8-K dated November 3, 2017.

CUSIP No. 58549G 100	Page 5 of 10 Pages

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of Melinta Therapeutics, Inc. (formerly known as Cempra, Inc.) (the “Issuer”). The shares of Common Stock beneficially owned by the Reporting Persons as reported herein are referred to as the “Shares.” The principal executive office of the Issuer is located at 300 George Street, Suite 301, New Haven, CT 06511. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a)	This Schedule 13D is jointly filed by the following persons:

i.	Vatera Healthcare Partners LLC (“Vatera Healthcare”), a Delaware limited liability company;

ii.	Vatera Holdings LLC (“Vatera Holdings”), a Delaware limited liability company and the manager of Vatera Healthcare; and

iii.	Kevin Ferro, a United States citizen and the Chief Executive Officer, Chief Investment Officer and Managing Member of Vatera Holdings.

The persons identified in (i) through (iii) above are herein referred to as the “Reporting Persons.” Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

The Reporting Persons have entered into a Joint Filing Agreement, dated November 13, 2017, a copy of which is attached as Exhibit 99.1 hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Act.

(b)	The principal business address of the Reporting Persons is 499 Park Ave, 23rd Floor, New York, NY 10022.

(c)	The principal business of Vatera Healthcare is acting as a shareholder of the Issuer and certain other healthcare-related portfolio companies. The principal business of Vatera Holdings is serving as the manager of Vatera Healthcare and Vatera Investment Partners LLC.

Mr. Ferro serves as the Chief Executive Officer, Chief Investment Officer and Managing Member of Vatera Holdings and may be deemed to control the Reporting Persons. Mr. Ferro also serves as a director and non-executive Chairman of the Issuer’s Board of Directors. Other than Mr. Ferro, there are no persons who serve in the capacity of an executive officer, manager or director of the Reporting Persons.

(d)	None of the Reporting Persons has during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has during the past five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

(f)	See Item 2(a) above for the citizenship or place of organization, as applicable, of each of the Reporting Persons.

CUSIP No. 58549G 100	Page 6 of 10 Pages

Item 3. Source or Amount of Funds or Other Consideration.

On November 3, 2017, Cempra, Inc., a Delaware corporation (“Cempra”), completed its business combination with Melinta Therapeutics, Inc., a privately held Delaware corporation (“Melinta”), in accordance with the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of August 8, 2017, as amended on each of September 6, 2017 and October 24, 2017 (as so amended, the “Merger Agreement”) by and among Cempra, Melinta and Castle Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Cempra (“Merger Sub”). On November 3, 2017, pursuant to the Merger Agreement, Merger Sub merged with and into Melinta, with Melinta surviving the merger and becoming a wholly owned subsidiary of Cempra (the “Merger”). Concurrently with the effectiveness of the Merger, Cempra changed its name to Melinta Therapeutics, Inc., thereby becoming the Issuer, and Melinta changed its name to Melinta Subsidiary Corp.

At the effective time of the Merger, each outstanding share of Melinta’s common stock (including shares of Melinta common stock to be issued on conversion of Melinta’s outstanding convertible promissory notes and preferred stock, including convertible promissory notes and preferred stock held by Vatera Healthcare) was converted into the right to receive Common Stock of Cempra in an amount equal to the exchange ratio calculated pursuant to the Merger Agreement (the “Exchange Ratio”) (except that Melinta stockholders who did not meet the definition of an “accredited investor” under applicable federal securities law received a per-share cash payment based on the closing price of Cempra Shares on the closing date of the Merger multiplied by the Exchange Ratio). Vatera Healthcare, in accordance with the exchange of its shares pursuant to the Exchange Ratio and under the terms of the Merger Agreement, received the Shares. Concurrent with the closing of the Merger, Cempra effected a 5-to-1 reverse stock split with respect to its Common Stock.

As described above, the Shares beneficially owned by the Reporting Persons were all acquired in the Merger pursuant to the terms of the Merger Agreement.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Shares in the Merger pursuant to the terms of the Merger Agreement, which was executed by the parties thereto to combine the business and operations of Melinta and Cempra. All of the Shares that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. None of the Reporting Persons other than Vatera Healthcare directly owns the Shares.

As of November 3, 2017, the Reporting Persons beneficially own 30.7% of the outstanding shares of Common Stock of the Issuer. At the effective time of the Merger, the Board of Directors of the Issuer was reconstituted to nine members, including four directors designated by Melinta: Mr. Ferro, Jay Galeota, Cecilia Gonzalo and Thomas P. Koestler, Ph.D. Ms. Gonzalo is a managing director of Vatera Holdings and Dr. Koestler is an executive director of Vatera Holdings. The Reporting Persons intend to participate in the management of the Company through the representation by Mr. Ferro, Ms. Gonzalo and Dr. Koestler on the Issuer’s Board of Directors.

In addition, the Reporting Persons will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, capital raising needs and any proposals received from third parties with respect to the Issuer. The Reporting Persons may discuss such matters with management or directors of the Issuer, existing or potential strategic partners, persons who have expressed an interest in acquiring all or a portion of the Issuer’s equity interests or in engaging in a strategic transaction with the Reporting Persons regarding the Issuer, sources of credit and other investors. In evaluating the Issuer, the Reporting Persons will also consider alternative investment opportunities available to them, the Reporting Persons’ liquidity requirements and other investment considerations. While none of the Reporting Persons have, other than as described in this Schedule 13D, any current plans or proposals that relate to or would result in any of the matters described in subsections (a) through (j) of Item 4 of Schedule 13D, the factors described in this Item 4 may materially affect, and result in, the Reporting Persons: (1) modifying or disposing of all or a portion of their investment in the Issuer, (2) exchanging information with others regarding the Issuer pursuant to appropriate confidentiality or similar agreements, (3) proposing changes in the Issuer’s operations, governance or capitalization, or (4) proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 58549G 100	Page 7 of 10 Pages

In addition, depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions, including through any trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

(a)	The beneficial ownership percentages for the Reporting Persons described in this Schedule 13D are based on 6,729,459 shares of Common Stock acquired directly by Vatera Healthcare in connection with the Merger and approximately 21.9 million shares of Common Stock outstanding as of November 3, 2017, as reported in the Issuer’s Form 8-K dated November 3, 2017. The Reporting Persons’ ownership constitutes approximately 30.7% of the Company Stock outstanding as of November 3, 2017.

(b)	Vatera Healthcare directly holds, and has voting and dispositive power over, the Shares. Vatera Holdings, as the manager of Vatera Healthcare, has voting and dispositive power over the Shares. Mr. Ferro, as the Chief Executive Officer, Chief Investment Officer and Managing Member of Vatera Holdings, has voting and dispositive power over the Shares. Other than for the purposes of Rule 13d-3 of the Act, each of Vatera Holdings and Mr. Ferro disclaims beneficial ownership of the Shares except to the extent of its or his pecuniary interest therein, as applicable.

(c)	Except as described above, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s Common Stock in the past sixty (60) days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 4 and Item 5 are incorporated herein by reference.

The Issuer is party to a Registration Rights Agreement, dated as of November 3, 2017, with certain holders of Common Stock including Vatera Healthcare (the “Registration Rights Agreement”), pursuant to which the Issuer is obligated to file, within 90 calendar days from the date of execution of the Registration Rights Agreement, a shelf registration statement on Form S-3 providing for the resale by such holders of the Issuer’s Common Stock issued or issuable to such holders in connection with the Merger. Vatera Healthcare is entitled to two underwritten offerings under such shelf registration statement. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement which was attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 3, 2017.

Concurrently with the execution of the Merger Agreement, certain Melinta stockholders, including Vatera Healthcare and Mr. Ferro, entered into voting and lock-up agreements with Cempra, dated August 8, 2017. The voting and lock-up agreements, provide for, among other things, a 180-day lock-up on the sale or other disposition of Common Stock by such stockholders commencing upon consummation of the Merger, which lock-up applies to all of the Shares held by the Reporting Persons. The foregoing description of the voting and lock-up agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the voting and lock-up agreement which was attached as Annex D-2 to the Issuer’s definitive proxy statement on Schedule 14A, filed with the SEC on October 5, 2017.

CUSIP No. 58549G 100	Page 8 of 10 Pages

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

1.	Joint Filing Agreement, dated as of November 13, 2017, by and among the Reporting Persons.

2.	Registration Rights Agreement, dated as of November 3, 2017, by and among the Issuer and the Issuer stockholders party thereto. (1)

3.	Voting and Lock-up Agreement, dated as of August 8, 2017, by and among the Issuer and the Issuer stockholders party thereto. (2)

(1)	Incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, dated November 3, 2017.
(2)	Incorporated herein by reference to Annex D-2 of the Issuer’s definitive proxy statement on Schedule 14A, filed with the SEC on October 5, 2017.

CUSIP No. 58549G 100	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: November 13, 2017

VATERA HEALTHCARE PARTNERS LLC

By:	Vatera Holdings LLC, its Manager

	By:	/s/ Kevin Ferro
Name: Kevin Ferro
Title: Chief Executive Officer, Chief Investment Officer and Managing Member

VATERA HOLDINGS LLC

	By:	/s/ Kevin Ferro
Name: Kevin Ferro
Title: Chief Executive Officer, Chief Investment Officer and Managing Member

/s/ Kevin Ferro
Kevin Ferro